Tanke Biosciences Corporation

List of Subsidiaries

	Subsidiary	Jurisdiction of Incorporation or Organization

1.	China Flying Development Limited	Hong Kong

2.	Guangzhou Kanghui Agricultural Technology Co., Ltd.	People’s Republic of China

3.	Guangzhou Tanke Industry Co., Ltd., through a series of variable interest entity contractual agreements with Guangzhou Kanghui Agricultural Technology Co., Ltd.	People’s Republic of China